Reply Attention of	Vikram Dhir
Direct Tel.	604.891.7767
EMail Address	vxd@cwilson.com
Our File No.	31364-1/ CW1635785.1

January 24, 2008

BY FACSIMILE AND EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-7010

USA

Attention:	George K. Schuler

Dear Sirs/Mesdames:

Re: Urex Energy Corporation Form 10-KSB for the Fiscal Year Ended March 31, 2007 Filed July 17, 2007 File No. 000-50191

Thank you for your letter of January 10, 2008, with respect to Form 10-KSB for the fiscal year ended March 31, 2007 (the “Form 10-KSB”) filed by Urex Energy Corporation (the “Company”). We are writing to request an extension in order to revise the Form 10-KSB and provide a response to your comments. Certain of the revisions to the Form 10-KSB and updates to the Company’s web site need to be reviewed and approved by certain members of the board of directors (the “Board”) of the Company that are currently unavailable. We intend to promptly revise the Form 10-KSB and provide a response to your comments after all of the members of the Board have had the opportunity to review and approve same.

Should you have any questions, please do not hesitate to contact the writer directly at 604.891.7767.

Yours truly,

CLARK WILSON LLP

Per: /s/ Vikram Dhir

Vikram Dhir

VXD/lm

cc:	Richard Bachman

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com

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